February 6, 2009

Susan Block/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Feel Golf Co., Inc.
Registration Statement on Form S-1/A Filed January 29, 2009 File No. 333-153699

Dear Ms. Block:

We represent Feel Golf Co., Inc. (the “Company” or “Feel Golf”). We are in receipt of your letter dated February 5, 2009 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.
We note your response to our prior comment 1; however, we reissue the comment. Please revise to move the prospectus subject to completion language to the prospectus cover page. The language is currently on the registration statement cover page under the fee table. The language that should be moved to the front cover page of the prospectus reads:  “The information in this prospectus is not complete and may be changed.  We many not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.”  Refer to Item 501(b)(10) of Regulation S-K.

Answer:	This language has been moved of the front cover page of the prospectus.

Item ll.  Information about the Registrant, page 10

Market for Common Equity and Related Stockholder Matters, page 13

2.
We note your response to our prior comment 2; however, we reissue the comment.  Please revise to include a table to disclose the number of shares authorized but not yet issued pursuant to your 2003-2004 stock options plan or advise. We note your disclosure that “3,000,000 shares have been authorized pursuant to the Plan but to date none have been issued.”  Refer to Item 201(d) of Regulation S-K.

Answer:	This section has been revised to provide a table to disclose that there are 3,000,000 shares authorized but not yet issued under the Company’s Stock Option Plan.

Authorized Shares under the Plan	Issued Shares under the Plan	Shares Authorized and Unissued Under the Plan

3,000,000 shares	None	3,000,000 shares

Financial Statements for the fiscal year ended December 31, 2007

Footnotes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Advertising Costs, page F-9

3.
We have reviewed your response to our prior comment 5.  However, we do not believe that you have adequately explained why it is appropriate to recognize i) prepaid media advertising costs over the period that you expect your company to receive future revenue attributed to the advertising and ii) recognize prepaid trade show expense over a three-month period beginning the month following the respective trade show.  In this regard, we believe that prepaid media advertising costs should be expensed the first time the advertising takes place.  Refer to paragraph 26 of SOP 93-7. Furthermore, it is not clear to us why prepaid trade show costs would not be recognized upon conclusion of the respective trade show. Please revise your accounting policy regarding advertising costs, or tell us why you believe that your accounting policy is appropriate.

Answer:
The prepaid media advertising and prepaid trade shows have been expensed and our accounting policy has been revised to include trade show costs being expensed upon conclusion of respective trade shows and media advertising cost being expensed when incurred.

Note 7 – Notes Payable, page F-13

4.
We have reviewed the revisions made to your registration statement in response to our prior comment number 7.  However, we are unclear why your reported borrowings from the Miller Family Trust at December 31, 2007 are less than the amount of the promissory note entered into with the Miller Family Trust on that date (i.e., $1,661,419 per your footnote and page 24 of your filing). Please reconcile between your reported borrowings and the amount of the promissory note, or advise.

Answer:	This number has been revised to $1,647,688 and updated within the S-1

Trust controlled by Principal	$1,344,838
Accrued interest as of 12/31/2007	302,850
New loan made at 12/31/2007	$1,647,688

5.
Per your response to our prior comment number 7, your company’s borrowings from a trust controlled by a major shareholder became callable upon missing several payments against the loan. However, these borrowings have not been reported in the “current liabilities” section of your December 31, 2007 or September 30, 1008 balance sheets, as indicated in your response.  Please reclassify all debt that was callable as of the dates of your balance sheets, accordingly.  In addition, please condense the presentation of long-term debt on your fiscal year 2007 balance sheet, such that it only discloses total long-term debt from related parties and long-term debt from non-related parties.

Answer:	The entire balance of borrowings from a trust controlled by a shareholder has been reclassified to current; please see corrected FS for audit and September review.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 15

6.
We have reviewed the revisions made to your registration statement in response to our prior comment number 14.  However, we note that the computation of your company’s aggregate absolute gross profit based upon the gross profit margins disclosed for golf clubs and golf grips for fiscal year 2007 would result in an amount that significantly exceeds the aggregate gross profit reported in your statement of operations for the period ended December 31, 2007.  Please revise your disclosure of the fiscal year 2007 gross margins realized on your golf clubs and/or golf grips or advise.

Answer:  The gross profit margins have been revised.

	Net	Gross	Golf	Golf Club %	Golf Club *	Golf	Golf Grip %	Golf Grip *
Period Ending	Operating Loss	Sales Total	Club Sales	Gross Sales	Gross Profit %	Grip Sales	Gross Sales	Gross Profit %	Shipping Income

9/30/2008	$(1,425,685)	$523,453	$346,232	66%	46%	$141,775	27%	61%	$35,446

9/30/2007	$(199,886)	$438,759	$236,926	54%	45%	$167,317	38%	60%	$27,603

12/31/2007	$(292,764)	$547,435	$347,362	63%	45%	$151,867	28%	60%	$35,690

12/31/2006	$(314,858)	$670,176	$307,559	46%	51%	$322,872	48%	68%	$39,625

* Note: Golf club and golf grip gross profit percentages (%) are estimates of profit percentage (%) per product category.  The individual gross profit percentages of golf clubs and golf grips are estimates only as the Company does not segregate product categories profit percentages for reporting purposes in compliance with GAAP. These estimates are calculated based on estimating average profit margins per category based on historical sales and cost of goods.

7.	We note your response to our prior comment 15; however, we are unable to locate the added risk factor in the risk factor section. Please advise.

Answer:	This risk factor has been included in the risk factor section of the S-1.

THERE IS NO ASSURANCE THAT OUR SALES WILL CONTINUE TO GROW AND/OR BE MAINTAINED AT THEIR PRESENT LEVEL AND MAY IN FACT DECLINE IN THE FUTURE DUE TO RECENT ECONOMIC UNCERTAINTIES IN THE UNITED STATES AND INTERNATIONALLY.

Our sales year-to-date in 2008, have exceeded total sales for 2007. However, with the recent economic and market uncertainties here in the United State as well as internationally, there can be no assurance that our sales will continue to grow and/or be maintained at their present level and may in fact, decline in the future.

Economic factors that can affect all manufacturing businesses include increases in fuel/freight costs and for global manufacturer’s, currency fluctuations. Fuel/Freight costs can impact product costs and shipping costs of any manufacturer and without corresponding price increases of its products, a manufacturer’s profits could decline or even result in losses. While a global manufacturer may only transact business in US $’s, if a buyer/distributor in another country, whose currency has experienced a devaluation in relation to the US dollar, could result in a reduction or even elimination of demand for the manufacturer’s products in that country.

These factors and others (unknown) could occur within the domestic and global marketplace that could negatively impact operations of any business, including the golf industry (manufacturing of golf clubs and golf grips) to the extent that our operations could cease temporarily or permanently, based on the Company’s ability to respond to such domestic and global economic factors.

Exhibit 23.1

8.
We note that the updated consent provided by your independent accountant does not reference the appropriate audit report date.  Please provide a currently dated consent from the independent accountant, which references the appropriate audit report.

Answer:	The audit report has been revised to reference the appropriate audit report.

Other

9.	Please consider the financial statement update requirements of Rule 3-12 of Regulation S-K prior to filing the next amendment to your registration statement.

Answer:	The Company has considered the financial statement update requirements of Rule 3-12 of Regulation S-K in this amendment and believes that the financials are updated in accordance with this rule.

Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/ Gregg E. Jaclin
     GREGG E. JACLIN